FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of August

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

26 August 2009

HSBC HOLDINGS PLC
SECOND INTERIM DIVIDEND FOR 2009
SCRIP DIVIDEND ALTERNATIVE

On 3 August 2009, the Directors of HSBC Holdings plc declared a second interim dividend for 2009 of US$0.08 per ordinary share payable on 7 October 2009 to shareholders on the Register on 21 August 2009. The dividend is payable in cash in
United States
 dollars, sterling or
Hong Kong
 dollars, or a combination of these currencies, with a s
crip dividend alternative. The '
Market Value
'
 for the issue of new shares under the scrip dividend alternative is:

US$10.7597
 for each new share

The '
Market Value
'
 is the
United Sta
tes
 dollar equivalent of £6.566
 being the average of the middle market quotations for the ordinary shares on the London Stock Exchange as derived from the Daily Official List for the five business days beginning on 19 August 2009.

Dividends payable in cash in sterling or Hong Kong dollars on 7 October 2009 will be converted from
United States
 dollars at the forward exchange rates quoted by HSBC Bank plc in
London
 at or about 11.00
am on 28 September 2009. These exchange rates will be announced to the
London
,
Hong Kong
,
New York
,
Paris
 and
Bermuda
 stock exchanges.

Particulars of the dividend arrangements will be mailed to shareholders on or about 1 September 2009, and elections must be received by the Registrars by 23 September 2009.

R G Barber
Group Company Secretary
HSBC Holdings plc

Note
 to editors:

HSBC Holdings plc
HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in
London
. The Group serves customers worldwide from around 8,500 offices in 86 countries and territories in Europe, the Asia-Pacific region, the
Americas
, the Middle East and
Africa
. With assets of US$2,422 billion at 30 June 2009, HSBC is one of the world's largest banking and financial services organisations. HSBC is marketed worldwide as 'the world's local bank'.

ends/all

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                                                                       By:

                                                                                                                          Name: P A Stafford

                                                                                                                                            Title: Assistant Group Secretary

                                                                                                                                                                                                         Date: 26 August 2009